SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  FORM 11-K





  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



                          For the fiscal year ended
                              December 31, 1993



  [   ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                        For the transition period from
                                      to
                        -------------    ------------


                        COMMISSION FILE NUMBER 1-1136



              A. Full title of the plan and the address of the plan, if
                 different from that of the issuer named below:



         BRISTOL-MYERS SQUIBB COMPANY EMPLOYEE INCENTIVE THRIFT PLAN



              B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                         BRISTOL-MYERS SQUIBB COMPANY
                               345 PARK AVENUE
                              NEW YORK, NY 10154
                                (212) 546-4000

                         BRISTOL-MYERS SQUIBB COMPANY
                        EMPLOYEE INCENTIVE THRIFT PLAN
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                              DECEMBER 31, 1993




                                                                    Page No.
                                                                  -----------
Required Information                                              F-2

Signature                                                         F-3

Report of Independent Accountants                                 F-4

Statement of Net Assets - December 31, 1993 and 1992              F-5 to F-6

Statement of Changes in Net Assets - For the Years
  Ended December 31, 1993 and 1992                                F-7 to F-8

Notes to Financial Statements                                     F-9 to F-18

Schedule I - Schedule of Investments                              S-1

Exhibit A - Consent of Independent Accountants                    E-1

                             REQUIRED INFORMATION




1. The Financial Statements and Schedule of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.



Exhibit A. Consent of Price Waterhouse, Independent Accountants.

                                  SIGNATURE



The Plan
- - --------
Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                           BRISTOL-MYERS SQUIBB COMPANY
                                           EMPLOYEE INCENTIVE THRIFT PLAN





Date:  June 29, 1994                       By: /s/ Michael F. Mee
       -------------------------               -----------------------------
                                               Michael F. Mee
                                               Senior Vice President
                                               and Chief Financial Officer
                                               Chairman, Bristol-Myers Squibb
                                               Company Savings Plan Committee

To the Participants of the Bristol-Myers
Squibb Company Employee Incentive Thrift Plan and the Savings Plan Committee of Bristol-Myers Squibb Company



                      Report of Independent Accountants
                      ---------------------------------

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the "Plan") at December 31, 1993 and 1992, and the changes in the Plan's net assets for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I, although required by ERISA, is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






/s/ PRICE WATERHOUSE
- - -------------------------
PRICE WATERHOUSE
New York, New York
June 8, 1994


                                                  BRISTOL-MYERS SQUIBB COMPANY
                                                 EMPLOYEE INCENTIVE THRIFT PLAN
                                                    STATEMENT OF NET ASSETS
                                                       DECEMBER 31, 1993
                                                         ($000 OMITTED)


                                                                                    Fixed       Money
                                                          Company    Diversified    Income      Market       Loan
                                                Total    Stock Fund  Equity Fund     Fund        Fund        Fund
                                               -------   ----------  -----------   --------    --------   ---------
Assets:

 Interest in Master Trust (Notes 1, 2 and 6)   $49,407      $38,987      $1,527      $7,969        $924           -
 Loans to participants                           1,270            -           -           -           -      $1,270
 Contributions receivable                          367          302          18          40           7           -
 Inter-fund transfers receivable (payable)           -         (90)          73          24           1         (8)
                                               -------      -------      ------      ------        ----      ------

   Total assets                                 51,044       39,199       1,618       8,033         932       1,262

Less:

 Withdrawals and distributions payable             357          145          14         198           -           -
                                               -------      -------      ------      ------        ----      ------

   Net assets                                  $50,687      $39,054      $1,604      $7,835        $932      $1,262
                                               =======      =======      ======      ======        ====      ======












The accompanying notes are an integral part of these financial statements.

                                                  BRISTOL-MYERS SQUIBB COMPANY
                                                 EMPLOYEE INCENTIVE THRIFT PLAN
                                                    STATEMENT OF NET ASSETS
                                                       DECEMBER 31, 1992
                                                         ($000 OMITTED)



                                                                                    Fixed       Money
                                                          Company    Diversified    Income      Market       Loan
                                                Total    Stock Fund  Equity Fund     Fund        Fund        Fund
                                               -------   ----------  -----------   --------    --------   ---------
Assets:

 Interest in Master Trust (Notes 1, 2 and 6)   $51,554      $42,389        $950      $7,217        $998           -
 Loans to participants                           1,188            -           -           -           -      $1,188
 Inter-fund transfers receivable (payable)           -          173        (21)        (37)        (15)       (100)
                                               -------      -------        ----      ------        ----      ------

   Total assets                                 52,742       42,562         929       7,180         983       1,088

Less:

 Withdrawals and distributions payable             120         115            1           4           -           -
                                               -------      -------        ----      ------        ----      ------

   Net assets                                  $52,622      $42,447        $928      $7,176        $983      $1,088
                                               =======      =======        ====      ======        ====      ======













The accompanying notes are an integral part of these financial statements.

                                                 BRISTOL-MYERS SQUIBB COMPANY
                                                 EMPLOYEE INCENTIVE THRIFT PLAN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                              FOR THE YEAR ENDED DECEMBER 31, 1993
                                                         ($000 OMITTED)


                                                                                    Fixed       Money
                                                          Company    Diversified    Income      Market       Loan
                                                Total    Stock Fund  Equity Fund     Fund        Fund        Fund
                                               -------   ----------  -----------   --------    --------   ---------

Net assets, January 1, 1993                    $52,622      $42,447        $928      $7,176        $983      $1,088

Transfer of participants' net interests into
  the Bristol-Myers Squibb Company Savings
  and Investment Program from the
  Bristol-Myers Squibb Company Employee
  Incentive Thrift Plan (Note 1)                 (395)        (355)         (4)        (30)           -         (6)

Inter-fund transfers                                 -        (752)         455         226       (109)         180

Contributions (Notes 1 and 3):
  Participants                                   2,348        1,741         142         385          80           -
  Employer                                       1,261        1,251           4           6           -           -
                                               -------      -------     -------      ------        ----      ------

                                                 3,609        2,992         146         391          80           -
                                               -------      -------     -------      ------        ----      ------
Plan's share of earnings and net
  realized and unrealized (losses)/gains
  of interest in Master Trust
  (Notes 1, 2 and 6)                           (3,105)      (3,865)         118         609          33           -

Withdrawals and distributions to
  participants (Notes 1, 3 and 4)              (2,044)      (1,413)        (39)       (537)        (55)           -
                                               -------      -------      ------      ------        ----      ------

Net assets, December 31, 1993                  $50,687      $39,054      $1,604      $7,835        $932      $1,262
                                               =======      =======      ======      ======        ====      ======


The accompanying notes are an integral part of these financial statements.

                                                  BRISTOL-MYERS SQUIBB COMPANY
                                                 EMPLOYEE INCENTIVE THRIFT PLAN
                                               STATEMENT OF CHANGES IN NET ASSETS
                                              FOR THE YEAR ENDED DECEMBER 31, 1992
                                                         ($000 OMITTED)


                                                                                    Fixed       Money
                                                          Company    Diversified    Income      Market       Loan
                                                Total    Stock Fund  Equity Fund     Fund        Fund        Fund
                                               -------   ----------  -----------   --------    --------   ---------

Net assets, January 1, 1992                    $64,973      $55,565        $647      $6,797      $1,067      $  897

Transfer of participants' net
  interests into the Bristol-
  Myers Squibb Company Savings
  and Investment Program from
  the Bristol-Myers Squibb
  Company Employee Incentive
  Thrift Plan (Note 1)                           (409)        (393)           4        (20)           -           -

Inter-fund transfers                                 -        (252)         149          74       (162)         191

Contributions (Notes 1 and 3):
  Participants                                   2,258        1,712          83         384          79           -
  Employer                                       1,229        1,220           1           8           -           -
                                               -------      -------        ----      ------      ------      ------
                                                 3,487        2,932          84         392          79           -
                                               -------      -------        ----      ------      ------      ------
Plan's share of earnings and net
  realized and unrealized (losses)/
  gains of interest in Master Trust
  (Notes 1, 2 and 6)                          (10,946)     (11,654)          72         594          42           -

Withdrawals and distributions
  to participants (Notes 1, 3 and 4)           (4,483)      (3,751)        (28)       (661)        (43)           -
                                               -------      -------        ----      ------      ------      ------
Net assets, December 31, 1992                  $52,622      $42,447        $928      $7,176      $  983      $1,088
                                               =======      =======        ====      ======      ======      ======


The accompanying notes are an integral part of these financial statements.

                         BRISTOL-MYERS SQUIBB COMPANY
                        EMPLOYEE INCENTIVE THRIFT PLAN
                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF PLAN
- - ----------------------------
General
- - -------
The Squibb Employee Incentive Thrift Plan became effective on July 1, 1973 as one of two successor plans to the original Squibb Employee Incentive Thrift Plan which was adopted effective January 1, 1968 by E. R. Squibb & Sons, Inc., a subsidiary of Squibb Corporation.

On October 4, 1989, Squibb Corporation merged with a subsidiary of Bristol-Myers Company, and Bristol-Myers Company changed its name to Bristol-Myers Squibb Company (the "Company"). Effective January 1, 1991, the name of the Squibb Employee Incentive Thrift Plan was changed to the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the "Plan").

The Plan operates within a master trust (the "Master Trust"), held by The Northern Trust Company (the "Trustee") under the terms of a Trust Agreement (the "Trust"), which consolidates the assets of the Plan with those of the Bristol-Myers Squibb Company Savings and Investment Program (the "Program"), the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the "Puerto Rico Savings Program"), the Drackett/Bristol-Myers Squibb Employees' Pension Plan and certain assets of the Bristol-Myers Squibb Pension Trust Plans. The assets of the Plan, the Program and the Company Stock and Diversified Equity funds of the Puerto Rico Savings Program (collectively the "Savings Plans") are not commingled with the assets of the pension plans and the Fixed Income Fund of the Puerto Rico Savings Program.
For purposes of the Plan's financial statements, Note 6 only includes the interest of the Savings Plans.

The Bristol-Myers Squibb Company Savings Plan Committee (the "Committee") is the Administrator of the Plan and Plan Asset Fiduciary.

Contributions
- - -------------

An employee is eligible to participate in the Plan if he or she is a regular full-time employee of the Company or any subsidiary thereof or any affiliate which has adopted the Plan who is expected to work at least 1,000 hours in a twelve consecutive month period, is a union employee located in the U.S. and is covered by a collective bargaining agreement that provides for participation in the Plan.

In general, an employee electing to participate in the Plan can elect to contribute up to 16% of his or her Annual Benefit Salary or Wages (as defined in the Plan) on an after-tax basis or to reduce his or her compensation by up to 16% and have such amount contributed on his or her behalf on a pre-tax basis. Participants may also elect a combination of contributions up to a combined total both on an after-tax and on a pre-tax basis of 16%. For each participant, the first 6% of total combined contributions is matched 75% by the Company. In addition, the Plan permits the acceptance of eligible rollover contributions (a distribution from another qualified pension or profit sharing plan or from a conduit individual retirement account), provided certain prerequisites are met.

Participant contributions may be invested, as directed by the participant, in any one or equally in any two or more of the following funds: the Company Stock Fund, the Diversified Equity Fund, the Fixed Income Fund and the Money Market Fund. Company matching contributions are automatically invested in the Company Stock Fund. These contributions may not be transferred out of the Company Stock Fund unless the participant is 55 years old or older. If the participant is 55 years old or older, he or she may elect to have the investment of Company matching contributions follow the participant contribution investment direction.

Investments
- - -----------
The contributions of participants and the Company are remitted monthly to the Trustee. Each participant must direct that his or her contributions be invested in one or more of the funds on an after-tax and/or on a pre-tax basis.

The four funds under the Plan are:

    Company Stock Fund - Consists of Common Stock of Bristol-Myers Squibb Company which are registered for the purpose of the Plan with the United States Securities and Exchange Commission. From time-to-time, the Plan may invest in U.S. Government obligations or other investments of a short-term nature which will ultimately be used for the purchase of shares of Common Stock of Bristol-Myers Squibb Company.

    Diversified Equity Fund - Consists of participating units of an S&P 500 Equity Index Fund (the "Index Fund") managed by Bankers Trust Company. The Index Fund includes the common stock of those companies included in the S&P 500, including Bristol-Myers Squibb Company and its subsidiaries. Also included within this fund are investments in U.S. Government obligations or other investments of a short-term nature and investments in any commingled trusts established and maintained by the Trustee, for the investment of funds of trusts of profit sharing and pension plans, which trusts are exempt from tax under Section 501(a) of the Internal Revenue Code, as the Trustee in its discretion may choose.

    Fixed Income Fund - Consists primarily of a group of annuity contracts issued by various insurance companies to the Trustee of the Plan under which the insurance companies provide a guarantee of principal and credit interest monthly at a guaranteed rate. Contracts with New York Life Insurance Company ("New York Life"), Prudential Life Insurance Company ("Prudential"), Principal Mutual Life Insurance Company ("Principal Mutual"), Continental Assurance Company ("CNA"), ITT Hartford Life Insurance Company ("ITT Hartford"), and Metropolitan Life Insurance Company ("Metropolitan Life") were in place at December 31, 1993. One New York Life contract will mature March 31, 1995. A second New York Life contract will mature in two installments at June 30 of 1996 and 1997. One Prudential contract has one remaining maturity installment at December 31, 1994. A second Prudential contract will mature in three remaining installments at December 31, 1994, 1995 and 1996. The Principal Mutual contract has one remaining maturity installment at January 31, 1994. One CNA contract will mature January 2, 1998. A second CNA contract will mature January 4, 1999. One Metropolitan Life contract will mature July 1, 1999 and a second contract will mature July 1, 2000. The ITT Hartford contract will mature December 31, 1996.

     From time-to-time, the Plan may invest in obligations of the U.S. Government or its agencies, bank investment contracts, other investments of a short-term nature and/or investments in qualified commingled trust funds managed by the Trustee for the investment of funds of profit sharing and savings plans and programs.

     At any point in time, the fund's interest rate will be a combined rate based upon the balances and interest rates of the investments which comprise the fund, and depend on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund's effective annual rate is measured by investment performance using general market reporting methods. This rate was 8.3% and 8.8% for the years ending December 31, 1993 and 1992, respectively.

     Money Market Fund - Consists of (i) obligations with a term of no more than two years issued or guaranteed by the U.S. Government or its agencies, including but not limited to U.S. Treasury bills and notes; (ii) other short term obligations, including but not limited to, commercial paper, bankers' acceptances, certificates of deposit and time deposits;
     (iii) mutual funds or commingled or pooled investments specified in clauses (i) or (ii) above; and/or (iv) the Northern Trust Company Collective Capital Reserve Short-Term Investment Fund.

The 1993 participant contributions were invested in one or more funds on an after-tax and/or on a pre-tax basis at the discretion of the participant. At December 31, 1993, 465 and 500 participants were contributing on an after-tax and/or on a pre-tax basis, respectively, in the Plan as follows:


                                                             Participants
                                                         ----------------------
                                                         After-Tax      Pre-Tax
                                                         ---------      -------

Company Stock Fund                                             319          283
Fixed Income Fund                                               29           49
Diversified Equity Fund                                          7            5
Money Market Fund                                                3            3
Fixed Income Fund and Company Stock Fund                        55           58
Company Stock Fund and Diversified Equity Fund                   9           34
Fixed Income Fund and Diversified Equity Fund                    8           16
Money Market Fund and Fixed Income Fund                          4            5
Money Market Fund and Company Stock Fund                        14           11
Money Market Fund and Diversified Equity Fund                    2            -
Fixed Income Fund/Company Stock Fund/Diversified Equity Fund     3           12
Company Stock Fund/Diversified Equity Fund/Money Market Fund     1            6
Company Stock Fund/Fixed Income Fund/Money Market Fund           5            9
Diversified Equity Fund/Fixed Income Fund/Money Market Fund      1            2
All Four Funds                                                   5            7
                                                               ---          ---
                                                               465          500
                                                               ===          ===

Withdrawals and transfers
- - -------------------------
While remaining in employment, a participant may withdraw all or part of the value attributable to contributions made subject to certain restrictions of the Plan.

During 1993 and 1992, certain employees, no longer covered by a collective bargaining agreement, became eligible to participate in the Bristol-Myers Squibb Company Savings and Investment Program. Accordingly, their equity was transferred from the Plan at the current market value at the time of the transfer.

Loans
- - -----
Effective October 1, 1989, the Committee may, at its discretion, make loans to participants. The amount of the loan may not exceed the lesser of (1) 50% of the participant's entire vested interest under the Plan, determined as of the valuation date, and (2) $50,000 less the highest outstanding loan balance during the previous twelve months.

Termination of employment
- - -------------------------
Upon the termination of a participant's employment, the participant, or in the event of his or her death, the participant's spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) install-ment payments over a period not to exceed the joint life expectancy of the participant and the participant's spouse (five years if payment is by reason of death) or (3) an annuity. In each case the payment will be based on the vested value in the respective funds allocated to the participant. A participant vests in Company contributions at the rate of 20% for each year of qualifying service so that after five years of qualifying service he or she is 100% vested. Upon death or normal retirement, a participant will become 100% vested regardless of his or her years of qualifying service. Participants who return to work for the Company who were partially or fully vested will be reinstated to this previous level of vesting and may immediately enroll in the Plan.

NOTE 2 - ACCOUNTING POLICIES
- - ----------------------------
Valuation
- - ---------
Securities traded on a national securities exchange are valued at their last reported sales price at the end of the year or, if there was not a sale that day, the last reported bid price. Securities traded in the over-the-counter market are valued at the last reported bid price at the end of the year. The investments in the Fixed Income Fund and in the Money Market Fund are valued at cost plus interest earned. The proportionate interest of the Plan's assets in the Master Trust is determined by the Trustee. The Plan's interest consists of the dollar amount of collective participant ownership interest held.

Income, expenses and realized and unrealized gains and losses on securities
- - ---------------------------------------------------------------------------
Income, expenses and realized and unrealized gains and losses from participation in the Master Trust are apportioned to the Plan based on the dollar amount of ownership interest held at the end of each month. Interest is accrued as earned, and dividends are recorded on the ex-dividend date.

Realized gains and losses for securities sold are recorded on the trade date and are determined using the average cost method. Unrealized gains and losses represent the difference between the cost and fair value of securities.

All expenses of administering the Plan, including the fees and expenses of the Trustee, are borne by the Company.


NOTE 3 - TERMINATION FORFEITURES
- - --------------------------------
Forfeitures of amounts contributed by the Company and certain of its affiliates due to terminations, net of amounts reinstated, are reported as reductions of Company contributions. Forfeitures for the years ended December 31, 1993 and 1992 were:

                                                       1993          1992
                                                       ----          ----

       Company Stock Fund                            $5,702        $1,981
                                                     ======        ======

NOTE 4 - FEDERAL INCOME TAXES
- - ----------------------------
In the Plan's latest determination letter, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related Trust was tax-exempt as of December 31, 1993.

Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions by the employing company, or on the interest, dividends or profits on the sale of securities received by the Trustee until the participant's account is distributed to the participant or, prior to January 1, 1982, unqualifiedly made available to the participant.


NOTE 5 - TERMINATION OF THE PLAN
- - --------------------------------
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. If the Plan is terminated, the interest of each participant in all funds will vest immediately.


NOTE 6 - MASTER TRUST STATEMENTS
- - --------------------------------
At December 31, 1993, the net assets of the Master Trust relating to the Savings Plans were as follows ($000 Omitted):


                                                                 Company     Diversified  Fixed Income   Money Market
                                                       Total    Stock Fund   Equity Fund     Fund            Fund
                                                    ----------  ----------   -----------  ------------  -------------
Investments, at fair value                          $1,434,973    $696,038      $188,438      $534,259        $16,238
Interest receivable                                        245         124            21            52             48
Receivable from sale of securities                       2,300       2,300             -             -              -
Payable for purchase of securities                     (2,500)     (2,500)             -            -               -
                                                    ----------    --------      --------      --------        -------
Net assets                                          $1,435,018    $695,962      $188,459      $534,311        $16,286
                                                    ==========    ========      ========      ========        =======
Plan's interest in net assets                          $49,407     $38,987        $1,527        $7,969           $924
                                                       =======     =======        ======        ======           ====



At December 31, 1993, the investments of the Master Trust relating to the Savings Plans were as follows ($000 Omitted):


Principal amount
  or number of                                                                                                Market
shares or units                            Company Stock Fund                                   Cost           Value
- - ----------------             -----------------------------------------------                 ---------      ---------

  11,898,337                 Bristol-Myers Squibb Company Common Stock                        $487,291       $691,591
      $4,447                 Participation in COLTV Funds: Short-Term Funds                      4,447          4,447
                                                                                              --------       --------
                             Total Company Stock Fund                                         $491,738       $696,038
                                                                                              ========       ========
                                         Diversified Equity Fund
                             ------------------------------------------------
     189,671                 Bankers Trust Company S&P 500 Equity Index Fund                  $134,429       $187,518
          $1                 Bankers Trust Company Discretionary Cash Fund                           1              1
        $919                 Participation in COLTV Funds: Short-Term Funds                        919            919
                                                                                              --------       --------
                             Total Diversified Equity Fund                                    $135,349       $188,438
                                                                                              ========       ========
                                          Fixed Income Fund
                             -----------------------------------------------
                             Group Annuity Contracts, New York Life Insurance
                               Company, with interest rates ranging from
    $212,468                   9.00% to 9.45%, varying maturity dates                         $212,468       $212,468


                                                              F-14



NOTE 6 - MASTER TRUST STATEMENTS (con't)
- - ----------------------------------------


Principal amount
  or number of                                                                                          Market
shares or units                           Fixed Income Fund                               Cost           Value
- - ---------------              -----------------------------------------------         -----------     -----------

                             Group Annuity Contracts, Prudential Life Insurance
                               Company, with interest rates ranging from 8.79%
    $150,385                   to 9.14%, varying maturity dates                        $150,385        $150,385

                             Group Annuity Contracts, Metropolitan Life
     $65,957                   Insurance Company, 7.0%, varying maturity dates           65,957          65,957

                             Group Annuity Contract, Continental Assurance
     $16,239                   Company, 7.25%, maturing January 4, 1999                  16,239          16,239

                             Group Annuity Contract, Continental Assurance
     $35,268                   Company, 6.95%, maturing January 2, 1998                  35,268          35,268

                             Group Annuity Contract, Principal Mutual Life
     $10,285                   Insurance Company, 8.35%, maturing January 31, 1994       10,285          10,285

                             Group Annuity Contract, ITT Hartford Life Insurance
     $25,102                   Company, 5.09%, maturing December 31, 1996                25,102          25,102

     $18,555                 Participation in COLTV Funds: Short-Term Funds              18,555          18,555
                                                                                       --------        --------
                             Total Fixed Income Fund                                   $534,259        $534,259
                                                                                       ========        ========

                                            Money Market Fund
                             -----------------------------------------------
     $16,238                 Participation in COLTV Funds: Short-Term Funds             $16,238         $16,238
                                                                                        =======         =======
                             Total Investments                                       $1,177,584      $1,434,973
                                                                                     ==========      ==========




NOTE 6 - MASTER TRUST STATEMENTS (con't)
- - ----------------------------------------
For the year ended December 31, 1993, net investment income of the Master Trust relating to the Savings Plans was as follows
($000 Omitted):


                                                                 Company     Diversified  Fixed Income   Money Market
                                                       Total    Stock Fund   Equity Fund     Fund            Fund
                                                    ----------  ----------   -----------  ------------  -------------
Investment income:
  Interest                                            $ 42,946   $   1,712       $   226       $40,413           $595
  Dividends                                             32,933      32,933             -             -              -
                                                      --------   ---------       -------       -------           ----
                                                        75,879      34,645           226        40,413            595
Net realized gain/(loss) on securities                --------   ---------       -------       -------           ----
 sold or distributed:
  Proceeds                                             116,582      29,899         5,699        80,984              -
  Cost                                                 112,198      26,835         4,270        81,093              -
                                                      --------   ---------       -------       -------           ----
    Net realized gain/(loss)                             4,384       3,064         1,429         (109)              -
                                                      --------   ---------       -------       -------           ----
Change in unrealized appreciation:
  Net appreciation at the end of the year              257,389     204,300        53,089             -              -
  Net appreciation at the beginning of
  the year                                             349,660     311,525        38,135             -              -
                                                     ---------   ---------       -------       -------           ----
                                                      (92,271)   (107,225)        14,954             -              -
                                                     ---------   ---------       -------       -------           ----
Net investment (loss)/income                         $(12,008)   $(69,516)       $16,609       $40,304           $595
                                                     =========   =========       =======       =======           ====
Plan's interest in net investment (loss)/income       $(3,105)    $(3,865)          $118          $609            $33
                                                      ========    ========          ====          ====           ====

At December 31, 1992, the net assets of the Master Trust relating to the Savings Plans were as follows ($000 Omitted):

Investments, at fair value                          $1,425,365    $761,150      $158,534      $487,972        $17,709
Interest receivable                                        269         153            16            49             51
Payable for purchase of securities                     (3,000)     (3,000)             -             -              -
                                                    ----------    --------      --------      --------        -------
Net assets                                          $1,422,634    $758,303      $158,550      $488,021        $17,760
                                                    ==========    ========      ========      ========        =======
Plan's interest in net assets                          $51,554     $42,389          $950        $7,217           $998
                                                       =======     =======          ====        ======           ====



NOTE 6 - MASTER TRUST STATEMENTS (con't)
- - ----------------------------------------
At December 31, 1992, the investments of the Master Trust relating to the Savings Plans were as follows ($000 Omitted):


Principal amount
  or number of                                                                                         Market
shares or units                            Company Stock Fund                           Cost            Value
- - ----------------             -----------------------------------------------          --------        --------
  11,249,452                 Bristol-Myers Squibb Company Common Stock                $446,407        $757,932
      $3,218                 Participation in COLTV Funds: Short-Term Funds              3,218           3,218
                                                                                      --------        --------
                             Total Company Stock Fund                                 $449,625        $761,150
                                                                                      ========        ========
                                        Diversified Equity Fund
                             -----------------------------------------------
     176,646                 Bankers Trust Company S&P 500 Equity Index Fund          $120,364        $158,499
         $35                 Participation in COLTV Funds: Short-Term Funds                 35              35
                                                                                      -------         --------
                             Total Diversified Equity Fund                            $120,399        $158,534
                                                                                      ========        ========

                                           Fixed Income Fund
                             -----------------------------------------------
                             Group Annuity Contracts, New York Life Insurance
                               Company, with interest rates ranging from 9.00%
    $194,457                   to 9.45%, varying maturity dates                       $194,457        $194,457

                             Group Annuity Contracts, Prudential Life Insurance
                               Company, with interest rates ranging from 8.79%
    $138,022                   to 9.14%, varying maturity dates                        138,022         138,022

                             Group Annuity Contracts, Metropolitan Life
     $61,642                   Insurance Company, 7.0%, varying maturity dates          61,642          61,642

                             Short Term Investment, Repo Kidder Peabody, U.S.
     $33,000                   Treasury Bond, 3.6%, maturing January 4, 1993            33,000          33,000

                             Group Annuity Contracts, Principal Mutual Insurance
     $18,984                   Company, 8.35%, varying maturity dates                   18,984          18,984

                             Group Annuity Contract, Continental Assurance
     $17,069                   Company, 8.52%, maturing January 31, 1993                17,069          17,069





NOTE 6 - MASTER TRUST STATEMENTS (con't)
- - ----------------------------------------


Principal amount
  or number of                                                                                          Market
shares or units                                Fixed Income Fund                         Cost            Value
- - ----------------             -----------------------------------------------          ----------      ----------

                             Group Annuity Contract, Continental Assurance
     $15,142                  Company, 7.25%, maturing January 4, 1999                  $ 15,142        $ 15,142

                             Group Annuity Contract, Phoenix Home Life Insurance
      $1,262                  Company, 9.03%, maturing July 31, 1993                       1,262           1,262

      $8,394                 Participation in COLTV Funds:  Short-Term Funds               8,394           8,394
                                                                                      ----------      ----------
                             Total Fixed Income Fund                                    $487,972        $487,972
                                                                                      ==========      ==========

                                              Money Market Fund
                             -----------------------------------------------
                             Participation in COLTV Funds:
     $17,709                   Short-Term Funds                                          $17,709         $17,709
                                                                                      ==========      ==========
                             Total Investments                                        $1,075,705      $1,425,365
                                                                                      ==========      ==========







For the year ended December 31, 1992, net investment income of the Master Trust relating to the Savings Plans was as follows
($000 Omitted):


                                                                 Company     Diversified  Fixed Income   Money Market
                                                       Total    Stock Fund   Equity Fund     Fund            Fund
                                                    ----------  ----------   -----------  ------------  -------------

Investment income:
  Interest                                          $   42,974   $   1,578       $   209     $  40,413        $   774
  Dividends                                             22,101      22,101             -             -              -
                                                    ----------   ---------       -------     ---------        -------
                                                        65,075      23,679           209        40,413            774
                                                    ----------   ---------       -------     ---------        -------

Net realized gain on securities sold or
 distributed:
  Proceeds                                           1,074,833      21,737         5,045     1,024,912         23,139
  Cost                                               1,061,751       9,383         4,317     1,024,912         23,139
                                                    ----------   ---------       -------    ----------        -------
   Net realized gain                                    13,082      12,354           728             -              -
                                                    ----------   ---------       -------    ----------        -------

Change in unrealized appreciation:
  Net appreciation at the end of the year              349,660     311,525        38,135             -              -
  Net appreciation at the beginning
    of the year                                        565,643     538,155        27,488             -              -
                                                   -----------  ----------       -------     ---------        -------
                                                     (215,983)   (226,630)        10,647             -              -
                                                   -----------  ----------       -------     ---------        -------

Net investment income                              $ (137,826)  $(190,597)       $11,584     $  40,413        $   774
                                                   ===========  ==========       =======     =========        =======

Plan's interest in net investment (loss)/income      $(10,946)   $(11,654)           $72          $594            $42
                                                     =========   =========           ===          ====            ===




                                                                     Schedule I

                         BRISTOL-MYERS SQUIBB COMPANY
                         ----------------------------
                        EMPLOYEE INCENTIVE THRIFT PLAN
                        ------------------------------
                           SCHEDULE OF INVESTMENTS
                           -----------------------
                              DECEMBER 31, 1993
                              -----------------

                                ($000 OMITTED)

                                                                     Market
                       Loan Fund                           Cost       Value
- - ----------------------------------------------------      ------     -------
Participant Loans Receivable, with interest rates
  ranging from 7.0% to 12.5%, varying maturity dates      $1,270     $1,270

                                                                 EXHIBIT A


                      CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-44788) of Bristol-Myers Squibb Company of our report dated June 8, 1994 appearing on page F-4 of this Form 11-K.




/s/ PRICE WATERHOUSE
- - --------------------------
PRICE WATERHOUSE
New York, New York
June 8, 1994












                                     E-1